ASANDA AIR II LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

THREE MONTHS ENDED DECEMBER 31, 2016

ASANDA AIR II LLC
DECEMBER 31, 2016

TABLE OF CONTENTS

	Page
Independent Accountant's Review Report	1
Financial Statements	
Balance Sheet	2
Statement of Income	3
Statement of Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8



L MARQUES, CPA, P.C.
111 W Sunrise Hwy
Freeport, NY 11520
(516) 379-3575

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members of
Asanda Air II LLC
New York, NY

We have reviewed the accompanying financial statements of Asanda Air II LLC, which comprise the balance sheet as of December 31, 2016, and the related statements of income and members' equity and cash flows for the three months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

L Marques CPA P.C.

Freeport, NY
May 22, 2017

ASANDA AIR II LLC
BALANCE SHEET
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	2,487
Accounts receivable		47,494
Inventory		33,586
Prepaid expenses		6,757
Total current assets		90,324

PROPERTY AND EQUIPMENT

Furniture, fixtures and equipment	412,059
Accumulated depreciation and amortization	(9,618)
Total property and equipment	402,441

TOTAL ASSETS	$	492,765

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	38,720
Accrued expenses		2,954
Payroll liabilities		8,729
Sales tax payable		1,045
Total current liabilities		51,448

NON-CURRENT LIABILITIES

Note payable - Davines	75,000
Accrued interest	500
Total non-current liabilities	75,500

TOTAL LIABILITIES	126,948
MEMBERS' EQUITY	365,817

TOTAL LIABILITIES AND MEMBERS' EQUITY	$	492,765

The accompanying footnotes are an integral part of these financial statements

ASANDA AIR II LLC
STATEMENT OF INCOME
FOR THE THREE MONTHS ENDED DECEMBER 31, 2016

REVENUES

Service revenue	$	52,360
Product sales		12,080
Refunds		(299)
Total revenues		64,141

COST OF GOODS AND SERVICES

Retail products	7,034
Payroll	25,750
Total cost of goods and services	32,784
Gross profit	31,357

OPERATING EXPENSES

Advertising and promotion	1,524
Bank service charges	431
Depreciation and amortization	9,618
Insurance	1,003
License and fees	768
Meals and entertainment	784
Merchant processing fees	959
Office expense and supplies	1,117
Postage and delivery	149
Reimbursements	219
Salaries, wages and benefits	4,908
Software expense	6,670
Telephone	1,483
Travel and parking	72
	29,705
Income from Operations	1,652

OTHER EXPENSES

Interest expense	500

NET INCOME	$	1,152

The accompanying footnotes are an integral part of these financial statements

ASANDA AIR II LLC
STATEMENT OF MEMBERS' EQUITY
DECEMBER 31, 2016

	Concept Heaven, Inc.	Kerry Bundy	Davines N America, Inc	Total
Beginning balance - October 1, 2016	$ -	$ -	$ -	$ -
Member Contribution	250,000	4,665	110,000	364,665
Net income	1,094	58	-	1,152
Ending balance - December 31, 2016	$ 251,094	$ 4,723	$ 110,000	$ 365,817

The accompanying footnotes are an integral part of these financial statements

ASANDA AIR II LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	1,152
Adjustments to reconcile net income to		
net cash used by operating activities:		
Depreciation and amortization		9,618
(Increase) Decrease in assets		
Accounts receivable		(47,494)
Inventory		(33,586)
Prepaid expenses		(6,757)
Increase (Decrease) in liabilities		
Accounts payable		38,720
Accrued expenses		2,954
Payroll liabilities		8,729
Sales tax payable		1,045
Accrued interest		500
Net cash used by operating activities		(25,119)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of fixed assets	(412,059)
Net cash used by investing activities	(412,059)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from loan	75,000
Contributions from members	364,665
Net cash provided by financing activities	439,665
Net Increase in Cash	2,487

CASH AT BEGINNING OF YEAR

	-

CASH AT END OF YEAR

	$	2,487

The accompanying footnotes are an integral part of these financial statements

ASANDA AIR II LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 – DESCRIPTION OF BUSINESS

Asanda Air II LLC is a Limited Liability Company (the "Company") organized under the laws of New York State. The Company is engaged in the business of operating fully-licensed luxury spas, providing spa-related services, and offering retail spa products. In connection with the Company's purpose, it may engage in any and all other business activities permitted under the laws of the State of New York. The company began business in October of 2016.

The Company has one domestic individual partner comprising 5% of the membership and two domestic corporation members constituting the remaining 95%.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements have been prepared on the accrual basis of accounting, recognizing income when earned and expenses when incurred.

Use of Estimates – The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in accordance with the American Institute of Certified Public Accountants. As such, those principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company defines its cash and cash equivalents to include only cash on hand, demand deposits and investments with original maturity of three months or less, with essentially no market risk. There are no restrictions on the cash or equivalents.

Property and Equipment – Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed on the straight-line basis. The estimated useful life of furniture and fixtures is five years. Computer equipment is amortized over seven years. Depreciation and amortization expense was $9,618 for the three months ended December 31, 2016.

Income Taxes – The Company, with the consent of its members, has elected under the Internal Revenue Code and New York State laws to be taxed as a Partnership. As a result, the members are taxed on their pro-rata share of the Company's results of operations on their personal income tax returns. New York City requires the Company to pay a tax imposed on unincorporated business taxable income. New York State imposes a tax based on gross sales.

Accounts Receivable – As per the operating agreement with Delta, the Company is to be reimbursed for the initial out-of-pocket travel-related costs incurred by the employees to set up the spa at the Seattle location. The rate of reimbursement is stipulated to not exceed $185 per person per day. Receivables from credit card transactions are collected within a normal amount of business days

Allowance for Doubtful Accounts – An allowance was not recorded, as the Company expects to collect the entire amount receivable from Delta as the reimbursement for the initial out-of-pocket travel-related costs incurred to set up the spa at the Seattle location, as well as credit card charges being processed.

Loss Contingencies – As of December 31, 2016, the Company has determined that there are no loss contingencies and has not accrued for any unforeseen events.

NOTE 3 – OPERATING AGREEMENT

On October 10, 2016, the Company entered into a three-year operating agreement with Delta Airlines, Inc. (Delta) to operate two spas located at the John F. Kennedy International Airport in New York, and Seattle Tacoma International Airport in Seattle. The Company is to provide spa and retail services to visitors of the Delta Sky Club lounge facilities at the two locations above. The spa facilities are provided by Delta through their facility lease with the airport authority, or any other authority in which the spa location is situated.

License – Delta grants the Company a license to occupy the portion of each Delta Sky Club lounge facility used to provide the spa and retail services to its visitors.

The operating agreement provides a clause whereby, the Investment Recovery Date is the date on which the cumulative gross revenue minus the cumulative operating expenses shall be equal to the investment expense incurred by the Company for each spa location.

License Fee – During the first year of the Company's operations at each spa location, the Company shall not pay a license fee. Beginning on the first month after the Investment Recovery Date, for each spa location, the Company is obligated to pay Delta, on a monthly basis a license fee in the amount of eight percent of the Company's gross revenues derived from spa services and product sales from each spa location. As of the balance sheet date, the Investment Recovery Date has not been determined, and therefore, an accrual for the license fee was not recorded.

NOTE 4 – RELATED PARTY

As described in Note 1, the Company currently operates two spas. The Company has contracted Davines North America, Inc. whose owners share a 0.01% interest in the Company to provide spa products to be sold at both spa locations.

Total fees charged by this affiliate for the spa products provided amounted to $38,720 for the three months ended December 31, 2016.

NOTE 5 – ACCOUNTS RECEIVALBE

Accounts receivable consist of the following at December 31, 2016:

Credit card charges	$ 8,645
Delta Airlines, Inc.	38,850
Total	$ 47,495

NOTE 6 – PROPERTY AND EQUIPMENT

Property and Equipment consists of the following at December 31, 2016:

Furniture and Fixtures	$ 315,894
Custom Technology	96,165
	412,059
Less: Accumulated Depreciation and Amortization	(9,618)
Net Property and Equipment	$ 402,441

Depreciation and amortization expense for the three months ended December 31, 2016 amounted to $9,618.

ASANDA AIR II LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 7 – NOTE PAYABLE

On November 4, 2016, the Company signed a promissory note with one of its members, Davines North America, Inc. The note in the amount of $75,000 plus interest of 4% per annum is due and payable in full on March 31, 2018. Interest in the amount of $500 was calculated and accrued at December 31, 2016.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts in financial institutions. At December 31, 2016, the cash balances were fully covered by the FDIC. Additionally, the Company operates 100% dependently of the operating agreement with Delta, referred to on note 3 above.

NOTE 9 – SUBSEQUENT EVENTS

On May 11, 2017, the Company entered into a Technology Development, Marketing and Distribution Agreement with Deepak Chopra Dream Weaver LLC (Chopra). The Chopra technology developed under the trade name, Dream Weaver, uses sound and light technology also known as brain wave entrainment as a means to aid consumers to relax, sleep and dream. The rights under the Agreement include use, development, sale and distribution. Asanda's rights to use, develop, sell and distribute the technology include a Primary Territory which is defined as the United States, the District of Columbia, Puerto Rico and Canada and three Secondary Territories which are defined as Australia, The United Kingdom and Europe. The rights in the Territories are limited to The Defined Distribution Channel granted by Chopra to Asanda which is defined as spa, beauty, wellness and fitness related businesses. The Agreement has an initial term of three years and under certain circumstances may be extended by Asanda by right for two additional two year periods, and further subject to a right of first refusal. The term and the rights under the Agreement are exclusive to Asanda subject to certain requirements for Active Distribution as defined in the Agreement.

On March 27, 2017, the Company entered into a Letter of Intent to build an Asanda Air concept spa at the American Dream mall project being developed at the Meadowlands NJ by Triple Five, the Canada-based owner of Minnesota's Mall of America. On May 19, 2017 Triple Five announced that it had closed on $1.6 billion in construction financing. The project under construction is expected to include shopping and entertainment as well as an indoor ski slope, a water park and over 450 retailers and restaurants. The proposed Asanda Air spa in the mall will be approximately 900 sq. ft. and will be located in one of the malls' highest traffic areas. The Letter of Intent is subject to the negotiation and execution of a definitive lease and further financing.

The Company has evaluated subsequent events through May 22, 2016, the date which the financial statements were available to be issued.